SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Quadra Realty Trust, Inc.
(Name of Subject Company — (Issuer))

HRECC Sub Inc.
Hypo Real Estate Capital Corporation
Hypo Real Estate Bank International AG
Hypo Real Estate Holding AG
(Name of Filing Persons — (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Thomas Glynn
Hypo Real Estate Capital Corporation
622 Third Avenue, 31st Floor
New York, NY 10017
(212) 671-6300
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:

Larry Medvinsky, Esq.
Karl Roessner, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:

$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of the 16,795,233 shares of common stock, par value $0.001 per share, of Quadra Realty Trust, Inc. that are not already owned by Hypo Real Estate Capital Corporation, at $10.6506 per share.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.00003930.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	N/A
Filing Party:	N/A
Form or registration No.:	N/A
Date Filed:	N/A
Note:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the offer by HRECC Sub Inc., a Maryland corporation (“Purchaser”) and a direct wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”) and a direct wholly-owned subsidiary of Hypo Real Estate Bank International AG, a German corporation (“Hypo International”) and a direct-wholly owned subsidiary of Hypo Real Estate Holding AG, a German corporation listed on the Frankfurt am Main Stock Exchange (“Hypo Holding”), to purchase any and all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Quadra Realty Trust, Inc. (“Quadra” or the “Company”), not already owned by Parent and its affiliates, at a price of $10.6506 per share in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend to be paid by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of January 28, 2008, by and among Parent, Purchaser and Quadra) with respect to the Shares on or between the date of the Offer and the Acceptance Date (as defined in “The Tender Offer — Section 1. Terms of the Offer; Expiration Date” in the Offer to Purchase), upon the terms and subject to the conditions set forth in the offer to purchase dated February 13, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which Letter of Transmittal together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the requirements of Schedule 13E-3. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, and is supplemented by the information specifically provided therein.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address.  The name, address, and telephone number of the subject company’s principal executive office are as follows:

Quadra Realty Trust, Inc.
622 3rd Avenue
New York, NY 10017
(212) 671-6300

(b) Securities.  The class of securities to which this Schedule TO relates is the common stock, par value $0.001 per share of Quadra, of which 25,725,333 shares were issued and outstanding as of February 12, 2008. The Offer is for the 16,795,233 shares not already owned by Parent and its affiliates. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.  The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares of the Company’s Common Stock”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent, Purchaser, Hypo International and Hypo Holding”)

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms.  The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“Prior Stock Purchases and Sales”)
THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)
THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent, Purchaser, Hypo International and Hypo Holding”)

(b) Significant Corporate Events.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Prior Stock Purchases and Sales”)
THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company after the Offer and the Merger”)

(c) (1)-(7) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company after the Offer and the Merger”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“The Merger Agreement”)

The Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (the “Merger Agreement”), which was filed as Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008 is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

(b) Conditions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 11 (“Certain Conditions to the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(d) Borrowed Funds.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“Security Ownership of Certain Beneficial Owners and Management”)
THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”)

(b) Securities Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Prior Stock Purchases and Sales”)
THE TENDER OFFER—Section 7 (“Certain Information Concerning the Company”)

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 13 (“Certain Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information.  Not applicable.

(b) Pro Forma Information.  Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER—Section 12 (“Certain Legal Matters; Required Regulatory Approvals”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(b) Other Material Information.  The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

The Exhibit Index attached hereto is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(d) Dividends.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 6 (“Price Range of Shares of the Company’s Common Stock”)
THE TENDER OFFER — Section 10 (“Dividends and Distributions”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(e) Prior Public Offerings.  None.

(f) Prior Stock Purchases.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Prior Stock Purchases and Sales”).

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(c) Different Terms.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“The Merger Agreement”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(d) Appraisal Rights.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“No Dissenters’ Rights”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(e) Provisions for Unaffiliated Security Holders.  There have been no provisions in connection with the Offer or the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f) Eligibility for Listing or Trading.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(c) Negotiations or Contacts.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“The Merger Agreement”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(e) Agreement Involving the Subject Company’s Securities.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

Item 6.	Purposes of the Transaction and Plans or Proposal.

Regulation M-A Item 1006

(b) Use of Securities Acquired.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company After the Merger”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(c) (8) Plans.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)

Item 7.	Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a) Purposes.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company After the Merger”)

(b) Alternatives.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)

(c) Reasons.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Related Party Transactions”)

(d) Effects.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company After the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Effects on the Company if the Offer is Not Consummated”)
SPECIAL FACTORS (“Related Party Transactions”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 5 (“Certain U.S. Federal Income Tax Considerations”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

Item 8.	Fairness of the Transaction.

Regulation M-A Item 1014

(a) Fairness.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Plans for the Company After the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Related Party Transactions”)

(b) Factors Considered in Determining Fairness.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

(c) Approval of Security Holders.  The transaction is structured so that the Offer will only be consummated if 55% of the Company’s stockholders (other than Parent and its affiliates) tender their shares of the Company’s common stock in response to the Offer. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)
SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 1 (“Terms of the Offer; Expiration Date”)
THE TENDER OFFER — Section 11 (“Certain Conditions to the Offer”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

(d) Unaffiliated Representative.  An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transaction. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)

(e) Approval of Directors.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

(f) Other Offers.  None.

Item 9.	Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a) Report, Opinion, or Appraisal.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)

(b) Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Summary of JPMorgan’s Preliminary Valuation Overview”)

The full text of J.P. Morgan’s Preliminary Valuation Overview (the “Overview”) referenced in this Item 9 has been filed as Exhibit (c)(2) hereto and the Update to the Overview (the “Update”) has been filed as Exhibit (c)(3) hereto. Exhibits (c)(2) and (c)(3) are incorporated herein by reference.

(c) Availability of Documents.  The Overview and the Update referenced in this Item 9 will be made available for inspection and copying during regular business hours by any stockholder of the Company or its representative who has been designated in writing by contacting the Information Agent for the Offer using the information set forth on the back cover of the Offer to Purchase.

Item 10.	Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(c) Expenses.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“The Merger Agreement”)
THE TENDER OFFER — Section 13 (“Certain Fees and Expenses”)

The Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008.

Item 12.	The Solicitation or Recommendation.

Regulation M-A Item 1012

(d) Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)

(e) Recommendations of Others.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET
INTRODUCTION
SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

Item 13.	Financial Information.

Regulation M-A Item 1010

(a) Financial Information.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 7 (“Certain Information Concerning the Company”)

(b) Pro Forma Information.  Not Applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(b) Employees and Corporate Assets.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SPECIAL FACTORS (“Background of the Offer and the Merger”)
SPECIAL FACTORS (“Position of the Company Regarding the Fairness of the Offer and the Merger”)
SPECIAL FACTORS (“Purpose of and Reasons for the Offer and the Merger; Consideration of Alternatives”)
SPECIAL FACTORS (“Position of Parent, Purchaser, Hypo International and Hypo Holding as to Fairness”)
SPECIAL FACTORS (“Certain Effects of the Offer and the Merger”)
SPECIAL FACTORS (“Interests of the Company’s Directors and Executive Officers in the Offer and the Merger”)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 13, 2008

HRECC SUB INC.

By:	/s/ Thomas Glynn
Name: Thomas Glynn

Title: President

HYPO REAL ESTATE CAPITAL CORPORATION

By:	/s/ Thomas Glynn
Name: Thomas Glynn

Title: Authorized Signatory

HYPO REAL ESTATE BANK INTERNATIONAL AG

By:	/s/ Frank Lamby
Name: Frank Lamby

Title: Member of the Management Board

By:	/s/ Frank Hellwig
Name: Frank Hellwig

Title: Member of the Management Board

HYPO REAL ESTATE HOLDING AG

By:	/s/ Thomas Glynn
Name: Thomas Glynn

Title: Member of the Management Board

By:	/s/ Dr. Markus Fell
Name: Dr. Markus Fell

Title:	Chief Financial Officer; Member of the Management Board

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 13, 2008.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute IRS Form W-9.
(a)(2)(A)	Letter from the Chairman of the Special Committee of Independent Directors of Quadra to the stockholders of Quadra enclosing the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to Annex III to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(2)(B)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(2)(C)	“Item 3. Past Contracts, Transactions, Negotiation and Agreements — Interests of Certain Persons” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(2)(D)	“Item 4. The Solicitation or Recommendation — Reasons for the Recommendation of the Special Committee and the Quadra Board” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(2)(E)	“Item 8. Additional Information — Opinion of the Special Committee’s Financial Advisor” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(2)(F)	The information contained in Annex I to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra on February 13, 2008 under the heading “Security Ownership of Certain Beneficial Owners and Management” (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(a)(3)	None.
(a)(4)	None.

Exhibit No.	Description

(a)(5)(A)	Joint press release of Quadra and Parent dated as of January 29, 2008, concerning the Offer and the Merger (incorporated by reference to the Schedule TO-C filed by Parent with the SEC on January 29, 2008).
(c)(1)	Fairness opinion of The Blackstone Group, financial advisor to the special committee of independent directors of Quadra dated January 27, 2008 (incorporated by reference to Annex II to the Solicitation / Recommendation Statement on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008 in connection with the Offer).
(c)(2)	Preliminary Valuation Overview of J.P. Morgan Securities Inc. to the Management Board of Hypo Holding, dated December 11, 2007.
(c)(3)	Valuation Range Update to the Preliminary Valuation Overview of J.P. Morgan Securities Inc. referred to in Exhibit (c)(2), dated January 20, 2008.
(d)(1)	Agreement and Plan of Merger, dated January 28, 2008, by and among Quadra, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Quadra with the SEC on January 29, 2008).
(d)(2)	Form of Registration Rights Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).
(d)(3)	Form of Management Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).
(d)(4)	Form of Restricted Stock Award Agreement under the Quadra Realty Trust, Inc. Manager Equity Plan between Quadra and Parent (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).
(d)(5)	Confidentiality Agreement, dated November 16, 2007, by and between Quadra and Hypo Holding. (incorporated by reference to Exhibit(e)(5) to the Solicitation/Recommendation on Schedule 14D-9 filed by Quadra with the SEC on February 13, 2008).
(d)(6)	Form of Contribution Agreement between Quadra and Parent (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-11 (Registration No. 333-138591) filed by Quadra with the SEC on February 1, 2007).
(g)	None.
(h)	Form of opinion of Bass, Berry & Sims, PLC regarding the REIT status of Quadra.